Bottomline Technologies (de), Inc.

325 Corporate Drive

Portsmouth, New Hampshire 03801

November 1, 2005

VIA EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:	Bottomline Technologies (de), Inc.
Registration Statement on Form S-3
File No. 333-128295
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bottomline Technologies (de), Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended (File No. 333-128295) (the “Registration Statement”), so that it may become effective at 5:00 pm on November 3, 2005, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 1, 2005

Very truly yours, BOTTOMLINE TECHNOLOGIES (DE), INC.

By:	/s/ Kevin M. Donovan
Name: Kevin M. Donovan Title: Chief Financial Officer and Treasurer